UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☑

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: June 24, 2013	Signed:	/s/ Paul Bachand
	Name:	Paul Bachand
	Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: June 24, 2013	Signed:	/s/ Paul Bachand
	Name:	Paul Bachand
	Title:	Associate Corporate Secretary

Exhibit 99.1

Immediate Release June 24, 2013

Canadian Pacific recovery from Southern Alberta Floods ahead of schedule

Calgary AB – Canadian Pacific (TSX:CP) (NYSE:CP) announced today its main line west of Calgary through the Banff-Canmore region of Alberta is now open after railway operations crews successfully restored segments impacted by the extreme weather last week. A portion of its track in Calgary is expected to re-open this evening, fully restoring the railway’s main line. A segment of CP’s south line to Lethbridge, Alberta will be fully restored by Thursday.

Heavy rainfall and the accelerated snowcap melt in the Rockies over the past several days caused severe flooding and many Southern Alberta communities remain evacuated and under states of emergency including Calgary.

While the affected segments of the railway’s main line were being fully restored, the railway detoured a number of its trains on the south western part of its network and was assisted by CN and other carriers over the weekend.

“Considering the devastating impacts to thousands of people and property that this extreme weather left in its path, I commend the resiliency and dedicated efforts of all our CP railroaders, who safely worked to get our network back in service so quickly,” said CP Chief Executive Officer, E. Hunter Harrison, who noted during the four-day period, crews responded to over forty individual locations impacted by high water in both Alberta and the British Columbia interior.

“The force and extent of this flooding was extensive and evolved from hour-to-hour. As locations were identified, CP crews responded with equipment and resources and carefully managed to safely and systematically restore each outage,” said Harrison.

Harrison continued, “Despite the significant recovery efforts and interruption to railway operations, CP maintains its previously provided guidance for 2013.”

Note on Forward-Looking Information

This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, planned capital expenditures, and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel.: 403-319-3591

investor@cpr.ca